UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

(Amendment to Form 10SB2)

GENERAL FORM FOR REGISTRATION OF

SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

MEDIA888, INC.

(formerly known as DIT VENTURES, INC.)

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(Exact Name of Small Business Issuer in Its Charter)

MICHIGAN

(State or other jurisdiction of incorporation or organization)

95-4804180

(I.R.S. Employer Identification No.)

9420 Telstar Avenue, Suite 211, El Monte, California 91731

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(Address of Principal Executive Offices) (Zip Code)

(626) 279-2689

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Issuer's Telephone Number, Including Area Code

Approximate date of commencement of proposed sale to the public:

Securities registered under Section 12(b) of the Exchange Act: Common

Securities registered under Section 12(g) of the Exchange Act: None

TABLE OF CONTENTS

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PART I

Item 1. DESCRIPTION OF BUSINESS

Overview

Media888, Inc., formerly DIT Ventures, Inc. ("Media888") is an Internet-based provider of financial and e-business services for the Chinese communities of the United States and Canada. To this end, Media888 has developed and launched two Web sites, Quote888.com and Mybiz888.com.

Quote888.com, launched on November 1, 2000, is a Chinese-language (traditional Chinese only) finance portal offering stock quotes, financial data, news and commentary, portfolio tools, message boards and investment simulation games. Revenues will be generated from subscription-based services, advertising sales, content and software licensing, and referral fees.

Mybiz888.com, launched on September 1, 2000, is a Chinese-language (traditional Chinese only) provider of services, tools and technology designed to aid small to medium-sized businesses in the development and operation of their Web sites. Revenues will be generated from subscription-based services, advertising sales, Web hosting services, Web development and maintenance services and transaction fees.

Media888's target audience consists of the Chinese population within the United States and Canada. According to a Cheskin Research report released in October 2000 in conjunction with chinadotcom corporation, the Chinese population in the United States numbers three million, with 70% connected to the Internet. Greater e-China Insights, Online Behavior and Attitudes in Greater China, page 6, October 2000. Canada's Census Bureau estimates that more than 900,000 people of Chinese origin live in Canada. Canada Census Report, 1996.

Corporate History

Media888, Inc. ("Media888", the "Company" or "Issuer") was originally incorporated in the State of Michigan on February 25, 1981, under the name Clarks Fork Oil Company, Inc. Its original purpose encompassed the exploration for oil and gas. On June 3, 1988, the Company changed its name to Clarks Fork Oil & Gas, Inc. On March 21, 1994, the Company again changed its name to Paramount Casino Corporation and amended its business plan to allow the Company to enter the worldwide gaming industry. However, the Company was essentially inactive until 2000. Media888.com, Inc. was incorporated in Nevada on June 1, 2000 and qualified to do business in California on June 13, 2000. On August 14, 2000, Media888.com, Inc. changed its name to DIT Ventures, Inc. ("DIT Nevada"). Pursuant to an Agreement and Plan of Merger executed on September 28, 2000 and made effective as of October 15, 2000, the Company acquired all the shares of DIT Nevada and amended its Articles of Incorporation to change its name to DIT Ventures, Inc. As of October 15, 2000, DIT Nevada was merged out of existence. On April 17, 2001, the Company changed its name to Media888, Inc. The now former officers of DIT Nevada operate the active business of the Company, and the now former directors of DIT Nevada constitute the Company's Board of Directors.

DIT Nevada merged with Paramount to provide a wider shareholder base, which the Company believes is necessary to attract interest from the public at large and with potential investors in its stock.

The Company has never been involved in any bankruptcy, receivership or similar proceedings.

The Company's Business Strategy

Media888 is engaged in the development, promotion and operation of its two Web-based businesses, Quote888.com and Mybiz888.com.

QUOTE888.COM. Quote888.com is a Web-based provider of finance-related information and services in a Chinese language environment (traditional Chinese only). As of March 2001, the site had registered approximately 35,000 users and generated monthly traffic in excess of eight (8) million hits and 900,000 page views. Registered users are visitors to Quote888.com who have provided demographic information and have been added to Quote888.com's opt-in database (registration is free of charge). Media888 expects growth to increase significantly as marketing of the site is implemented. Media888 believes that the quality of Quote888.com compares favorably to that of its competitors in terms of the design and layout of the site, which Media888 believes is more user-friendly and easier to navigate than its competition. Media888 also believes that the software technology developed and utilized in connection with the site, as well as the breadth and quality of information available on the site, compares favorably to that of its competition. Quote888.com will focus on providing its target audience, the Chinese populations of the United States and Canada, with high quality and an increasing selection of content and services.

THE WEBSITE. Quote888.com currently provides delayed and real-time stock quotes, financial data, news and commentary, company profiles, portfolio tools, message boards and simulated investment games. Media888 is continually striving to expand the quality and scope of the services available on Quote888.com. Media888 believes that such expansion will increase audience loyalty and create a sense of community, both of which are critical to Quote888.com's success. In order to maintain its objectivity, Quote888.com does not plan to make recommendations or render brokerage firm type advice to its customers. Key features of the site currently include the following:

QUOTES. Quote888.com provides stock quotes from all major U.S. stock markets (the "Exchanges"). Delayed quotes are provided free of charge. The delays are fifteen (NASDAQ) and twenty (NYSE and AMEX) minutes, respectively. Real-time quotes are provided for a subscription fee of $9.99 per month, on a month-to-month basis. As of March 31, 2001, there were seven (7) subscribers for real-time quotes. Other information offered free of charge include most active stocks, top percent gainers, top dollar amount gainers, bid and ask volume and market cap.

RESEARCH TOOLS. Quote888.com provides company profiles, earnings estimates, and key ratios and statistics such as Price/Earnings, Price/Sales, Price/Book, 52-week high/low, and market capitalization. Data is provided by Zacks Investment Research, Inc.

NEWS AND COMENTARY. Quote888.com provides continuously-updated financial news, translated from well-established and respected sources through its relationship with COMTEX News Network, Inc, an industry-leading content-aggregator. Media888 licenses certain Chinese-language finance-oriented content from e21Corp. (e21times.com) and Chinese Media Net, Inc. (chinesenewsnet.com). The terms and conditions of Media888's agreements with these parties are set forth below in Media888's discussion of Material Agreements. Media888 also creates proprietary content, including updated summaries of market activity, editorials and in-depth analysis.

TOOLS. Quote888.com offers a variety of proprietary tools. Interactive color charts provide real-time market index data from Dow Jones, NASDAQ and the S&P. Also offered are tools that chart a given stock on a two-year, one-year, six-month, three-month, one-week or intra-day basis. Advanced charting tools include moving averages and Bollinger Bands. A moving average is an indicator that charts the average value of the price of a security over a predetermined period of time. Bollinger bands are trading bands, or envelopes, plotted on a chart at standard deviations above and below a moving average and measure the volatility of a security. Interactive and dynamically-updated portfolio tools are also available, which provide users with a customizable interface that can simultaneously track up to twenty-five (25) different stocks.

COMMUNITY TOOLS. Quote888.com offers message boards and is developing simulated investment games based on market rules governing such advanced activities and strategies as margins, short-selling and options-trading. The games are scheduled to be introduced to the site in June 2001.

Revenue Generation Strategy for Quote888.com

Media888's revenue generation strategy for Quote888.com encompasses the following revenue streams:

ADVERTISING REVENUES. Media888 believes that Quote888.com is an attractive medium for companies that desire access to a Chinese audience with an interest in financial matters. Advertisements are displayed on every page of Quote888.com. The following advertising options are currently available:

Run of Site. Run of site rotations are banner advertisements that rotate randomly throughout the Web site. They appeal to advertisers seeking to establish general brand recognition among Quote888.com's audience. Quote888.com's current CPM rates for run of site rotations range from $15 to $25, depending on length of contract and number of impressions purchased. CPMs refer to cost per thousand, and is used by Media888 and other companies engaged in Internet marketing to price banner advertising. Sites that sell advertising will guarantee an advertiser a certain number of impressions (number of times an ad banner is downloaded and presumably seen by visitors), then set a rate based on that guarantee times the CPM rate. A Web site that has a CPM rate of $25 and guarantees 600,000 impressions will charge $15,000.00 ($25X600) for the ad banner. See definition at http://webopedia.internet.com/TERM/C/CPM.html.

Static Advertisements. Static advertisements are banner advertisements that occupy specific locations and content pages, allowing advertisers even more targeted presence on the site. Quote888.com's current rates for static advertisements range from $2,000.00 to $8,000.00 per month.

Customized Sponsorships. Sponsorships allow advertisers to gain maximum exposure on the Web site by featuring customized "text links," "buttons" and "boxes." Advertisements can be placed in fixed positions within the Web site, and allow users to be transferred directly to the advertiser's site. Quote888.com offers sponsorship opportunities throughout the site for a monthly fee. Such opportunities also encompass such advertising components as general rotation or static banner advertisements.

To date, Quote888.com has generated $15,000.00 from advertising services.

TARGETED MARKETING. Quote888.com currently has 12,000 registered subscribers in its opt-in database. As this number grows, Media888 will market products and services through the database on behalf of third-party clients who desire access to Quote888.com's registered subscribers, and who offer products and services that Media888 believes are of interest to its subscribers.

Software and Content Licensing Services. Media888 has a proprietary ownership interest in certain content and all of the software utilized and featured on Quote888.com. Accordingly, DIT is actively pursuing content and software licensing relationships with Internet-based finance-oriented companies that have a need for such products and services.

Subscription-based Services and Tools. Media888 is actively developing and otherwise seeking to expand Quote888.com's subscription-based services. Quote888.com currently offers real-time quotes for a monthly subscription fee of $9.99 on a month-to-month basis and has generated $70.00 to date from such service.

On-line Financial Transaction Services. Media888 is pursuing marketing alliances to direct or network customer transaction activity to third party providers in exchange for referral fees.

Except as stated, no revenue has been generated from the foregoing revenue streams and no agreements have been entered into in furtherance thereof.

MYBIZ888.COM

THE WEBSITE. Mybiz888.com is a B2B provider of Web-related services and tools for the Chinese community. The services are designed to enable and enhance e-business, and include the following:

INCORPORATION AND LIMITED LIABILITY COMPANY (LLC) FORMATION SERVICES. Mybiz888.com offers incorporation and LLC formation services in all 50 states for a fee of $500.00 per incorporation and LLC formation. Media888 outsources the services to Corporate Creations Enterprises, Inc. ("Corporate Creations"), with which DIT has a verbal non-exclusive arrangement. Corporate Creations charges Media888 its customary $99.00 service fee per incorporation and LLC formation, on top of state filing fees (which vary in each state). Media888 plans to negotiate a formal written agreement at such time as Mybiz888.com has a customer that utilizes this service.

DOMAIN NAME REGISTRATION SERVICES. Mybiz888.com offers domain name registration services for a fee of $35.00 per domain name. Media888 has entered into a one (1) year renewable written agreement with Open SRS (a division of Tucows, Inc.), which provides the domain names to Media888 for a standard fee of $10.00 per domain name.

WEB-HOSTING SERVICES. Mybiz888.com offers fee-based Web-hosting services. All accounts are hosted on Media888 servers, which are located at Media888 headquarters in El Monte, California.

WEB-DESIGN AND DEVELOPMENT SERVICES. Mybiz888.com offers Web design and development services for companies that desire to implement an e-business strategy or need to improve their existing Web technology. Media888 employs an in-house Web design and programming team to perform all services associated with the foregoing.

EBUSINESS WEB SITE TOOLS ("Web Site Tools"). Mybiz888.com offers user-friendly tools designed to increase Web site effectiveness and efficiency without the need for software, programming skills or hosting capacity. Each of the following tools are hosted on Media888's in-house Web server:

WEB-SITE MARKETING TOOLS

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(i)	A banner exchange tool that facilitates the exchange of banner advertising among participating members. Banners are reviewed for unsuitable content.
(ii)	An automated tool that submits Web sites to more than ten Chinese related search engines, including Sina.com, Yahoo!Chinese, Kimo.com, Sohu.com,

Yam.com, LycosAsia.com, and Excite.com (Chineses). A minimal amount of data entry is required and resubmission is automated.

(iii)	A tool that allows a Web site to build and manage a customer information database and send e-mail newsletters and promotions through that database.

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WEB-SITE ENHANCEMENT TOOLS

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(iv)	A message board, customized for and integrated into a Web site.
(v)	A customizable Web site counter that tracts and displays total page hits.
(vi)	A polling tool that enables a Web site to conduct customizable on-line surveys and votes.
(vii)	A customizable shopping cart that enables a Web site to accept product orders and credit card information through Media888's Web server. Media888 has licensed Verisign's Secure ID encryption technology in order to protect the integrity of sensitive information such as credit card numbers transmitted to and from the server via the Internet. This technology is included as part of the shopping cart service, which is hosted on Media888's Web server.

(viii)	A customizable guestbook that collects visitor information and feedback from a Web site.

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WEB-SITE MANAGEMENT TOOLS.

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(ix)	A automatable tool that checks a Web site for broken links and images.
(x)	A tool that analyzes a Web site for HTML Code errors.
(xi)	A tool that checks a Web site for its download speed.
(xii)	A tool that enables management of advertising on a particular Web site by tracking banner impression statistics.
(xiii)	A tool that enables the creation of forms for feedback, questions and contact information.

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Revenue Generation Strategy for Mybiz888.com

Media888's revenue generation strategy for Mybiz888.com encompasses the following revenue streams:

Advertising Revenues. Media888 believes that Mybiz888.com is an attractive medium for companies that desire targeted access to a Chinese audience involved in e-business activities. Please refer to Quote888.com's Advertising Revenue section for further detail on available options. Notwithstanding, however, Media888 does not expect more than modest revenue from advertising sales because, as a B2B service site, Mybiz888.com is not designed to generate high traffic levels. See Management Discussion and Plan of Operation.

Targeted Marketing. Mybiz888.com currently has 500 registered subscribers in its opt-in database. As this number grows, Media888 will market products and services through the database on behalf of third party clients that desire access to Mybiz888.com's registered subscribers and who offer products and services that Media888 believes are of interest to its subscribers.

Web Development and Maintenance Services. Media888 has the technical capability to provide Web-design, development and customization e-business services for companies wishing to implement or improve its existing Internet presence. Through Mybiz888.com, Media888 is pursuing relationships with companies that have Web-related technology requirements for which Media888 can provide such services. Media888 also has a proprietary ownership interest in all of the software utilized and featured on Mybiz888.com, and is actively pursuing relationships with companies that have a need for such products and services. To date, Media888 has entered into agreements with eChina, Inc. ("eChina") and Lasonic Electronics Corp ("Lasonic") for the customization of Web-based software programs. The agreements have provided for customization fees of $5,675.00 and $8,500.00, respectively. To date, Mybiz888.com has generated $24,185.00 from providing Web development and maintenance services, consisting of $14,175.00 from Web development services and $10,010.00 from Web maintenance services.

Subscription-based Services and Tools. Media888 is actively developing and otherwise seeking to expand Mybiz888.com's subscription-based services. Currently, except for tools (ii), (iv), (vi), (vii) and (ix), which are available for a monthly fee, the Web site tools are available free of charge. For an overview of fees, see Management Discussion and Plan of Operation.

Despite the existence of multiple revenue streams, Media888 expects that Mybiz888.com will generate the majority of its revenue during the next twelve months from providing Web development and maintenance services. Media888 expects to generate modest revenues from the other revenue streams associated with Mybiz888.com. See Management Discussion and Plan of Operation.

Marketing Strategy

Media888's success depends in great part on its ability to effectively market Quote888.com and Mybiz888.com. Media888's current marketing strategy consists of pursuing content partnerships and other similar third party relationships with prominent Web sites which are designed to drive traffic to and expand brand recognition of Quote888.com and Mybiz888.com, as well as increase Media888's overall exposure.

On October 10, 2000, Media888 entered into a one (1) year renewable content agreement with Sina.com, which provides for the promotion of Mybiz888.com and Quote888.com on Sina.com. Sina.com provides banner advertising for Mybiz888.com on its business channel (business.sina.com) and offers Mybiz888.com services and tools on a co-branded channel (mybiz888.sina.com) within Sina.com. The channel is referred to as co-branded because the format, selection and customization of the Mybiz888.com services have been determined jointly by Media888 and Sina.com. In addition, the co-branded channel features the logos of Sina.com and Mybiz888.com. Media888 receives all revenues generated from the services. To date, no revenues have been generated. With respect to Quote888.com, Sina.com provides banner advertising for Quote888.com on its finance channel. Media888 also provides Sina.com with daily Quote888.com content for display on Sina.com's finance channel. Quote888.com's logo is featured on the channel and a direct link is provided to www.quote888.com.

On December 11, 2000, Media888 entered into a one (1) year renewable content license agreement with Yahoo! Pursuant thereto, Media888 provides stock market and personal finance content for display on Yahoo's Chinese-language finance channel. In turn, Yahoo! features the content on its Chinese-language finance channel, displays the Quote888.com logo on pages featuring such content, and provides a direct link to www.quote888.com. The cooperative agreement provides a benefit to both parties (by providing Yahoo! with finance-oriented content and Media888 with an established platform from which to publicize the Quote888.com name). Additionally, the agreement does not restrict competition between Media888 and Yahoo!

The foregoing relationships with Yahoo! and Sina.com are typical of the type of arrangements Media888 will seek to promote Quote888.com and Mybiz888.com through the Internet.

Media888 believes that, as a new entrant into the online market for financial and ebusiness services, it is important to maintain cooperative relationships with its existing and potential competitors because they compete for the same demographic audience as Media888 and, more importantly, already have an existing user base that can be targeted. Media888 has therefore entered into content-licensing agreements with e21Corp., Chinese Media Net, Inc. and Momentum Internet Corp. These agreements, like Media888's agreement with Yahoo!, serve to promote the Quote888.com name.

Pursuant to its six-month renewable agreement with e21 Corp., Quote888.com receives daily Chinese-language finance-related content from e21times.com, an online provider of e-commerce information. Quote888.com also receives promotion on e21times.com, through banner advertising and direct links to Quote888.com. In turn, Media888 provides banner advertising for e21times.com on Quote888.com. Similarly, under a one (1) year renewable agreement with Chinese Media Net, Inc., Quote888.com receives daily Chinese-language content from Chinese Media Net, Inc. for display on Quote888.com. In return, Quote888.com receives banner advertising on chinesenewsnet.com, an online provider of Chinese-language content. Under its one (1) year renewable agreement with Momentum Internet Corp., entered into as of January 31, 2001, Media888 receives daily Chinese-language content for display on Quote888.com and, in exchange, provides a link on pages containing such content to the home page of Quote123.com (Momentum is the corporate entity that operates Quote123.com).

Media888 plans to enter into additional third party agreements on favorable terms that will facilitate the promotion of its Web sites through the Internet. Upon the availability of additional capital resources, Media888 will initiate sustained off-line advertising campaigns for both Web sites, encompassing the following: (i) advertising in regional and national Chinese-language finance and business-oriented newspapers within the United States and Canada; (ii) advertising is regional and national Chinese-language finance and business-oriented magazines within the United States and Canada; (iii) regional television advertising within major United States and Canadian markets during highly-rated, business, finance and news-oriented Chinese-language programs; and (iv) regional radio advertising within major United States and Canadian markets during highly-rated, business, finance and news-oriented Chinese-language programs.

Material Agreements

On August 2, 2000, Media888 entered into a one (1) year renewable written agreement with Open SRS (a division of Tucows, Inc.), which provides the domain names to Media888 for a standard fee of $10.00 per domain name.

Media888 entered into a two (2) year distribution license agreement with S&P Comstock, Inc. on October 9, 2000, and corresponding vendor agreements with NYSE, NASDAQ and AMEX in order to receive delayed and real-time stock quotes for Quote888.com.

The S&P Comstock agreement grants to Media888 a non-exclusive license and provides the feed for the distribution of delayed and real-time data from the NYSE, NASDAQ and AMEX through the World Wide Web on Quote888.com. Media888 pays a minimum monthly fee of $5,000.00 for this service. S&P Comstock also charges Media888 a fee of $0.003 per quote in connection with real-time quotes such that for each real-time quote requested by a Quote888.com user, Media888 is charged a fee of $0.003 ("Real-Time Fees"). No fees are incurred in connection with delayed quotes. Media888's monthly fees to S&P Comstock is the greater of $5,000.00 or the Real-Time Fees.

Media888 entered into an agreement with NYSE on November 10, 2000, authorizing Media888 to receive NYSE and AMEX data from S&P Comstock. The agreement provides for a monthly fee of $675.00. In addition, Media888 incurs a per quote charge of $0.0075 per real-time quote. However, Media888 may not be charged more than $1.00 per month for any individual user (all Quote888.com users who utilize the real-time quote service are registered users whose requests for real-time quotes are tracked).

On November 10, 2000, Media888 entered into an agreement with NASDAQ authorizing Media888 to receive NASDAQ data from S&P Comstock. The agreement provides for a monthly fee of $500.00. In addition, Media888 incurs a per quote charge of $0.005 per real-time quote. However, Media888 may not be charged more than $1.00 per month for any individual user (all Quote888.com users who utilize the real-time quote service are registered users whose quote activity is tracked).

Media888 entered into a one (1) year renewable license agreement with Zacks Research Investment, Inc. on December 5, 2000 to receive certain data utilized by Media888 in providing research material and analytical tools on Quote888.com. Media888 pays a monthly fee of $2,000.00 for the service, which includes information and data such as earnings estimates, historical earnings, company portraits and ratios and statistics for more than 9,000 publicly held companies.

Media888 entered into a two (2) year renewable distribution agreement with COMTEX News Network, Inc. on October 24, 2000, for the distribution of financial news on Quote888.com. Under the terms of the agreement, Media888 has been given access to content aggregated from established sources such as the Associated Press, PR Newswire and United Press International. Media888 has acquired the right to translate the content into Chinese and display the translated product on Quote888.com. Media888 assumes responsibility for all translation errors. Media888 pays a monthly fee of $2,000.00 in connection therewith.

On October 10, 2000, Media888 entered into a one (1) year renewable agreement with Sina.com, which provides for the promotion of Quote888.com and Mybiz888.com on Sina.com. Sina.com provides banner advertising for Mybiz888.com on its business channel and for Quote888.com on its finance channel. Media888 pays Sina.com a monthly fee of $2,500.00 for banner advertising. Sina.com also offers Mybiz888.com services and tools on a co-branded channel (mybiz888.sina.com) within Sina.com. The channel is referred to as co-branded because the format, selection and customization of the Mybiz888.com services have been determined jointly by Media888 and Sina.com. The co-branded channel features the logos of Sina.com and Mybiz888.com. Media888 has paid to Sina.com a development fee of $10,000.00 for the co-branded channel. Media888 receives all revenues generated from the services. Media888 also provides Sina.com with daily Quote888.com content for display on Sina.com's finance channel. Quote888.com's logo is featured on the channel and a direct link is provided to www.quote888.com.

On December 11, 2000, Media888 entered into a one (1) year renewable content license agreement with Yahoo! Pursuant thereto, Media888 provides stock market and personal finance content for display on Yahoo's Chinese-language finance channel. In turn, Yahoo! features the content on its Chinese-language finance channel, displays the Quote888.com logo on pages featuring such content, and provides a direct link to www.quote888.com. The agreement does not provide for monetary payment by either party to the other.

Media888 has also entered into content-licensing agreements with e21Corp., Chinese Media Net, Inc. and Momentum Internet Corp. These agreements do not provide for monetary payment by any party thereto. Pursuant to its six-month renewable agreement with e21 Corp., entered into as of January 11, 2001, Quote888.com receives daily Chinese-language finance-related content from e21times.com, an online provider of e-commerce information. Quote888.com also receives promotion on e21times.com, including direct links to Quote888.com. In turn, Media888 provides banner advertising for e21times.com on Quote888.com. Similarly, under the one (1) year renewable agreement with Chinese Media Net, Inc., entered into as of December 11, 2000, Quote888.com receives daily Chinese-language content and receives banner advertising on chinesenewsnet.com, an online provider of Chinese-language content. Under its one (1) year renewable agreement with Momentum Internet Corp., entered into as of January 31, 2001, Media888 receives daily Chinese-language content for display on Quote888.com and, in exchange, provides a link on pages containing such content to the home page of Quote123.com.

Media888 entered into a renewable one (1) year agreement with Verisign on February 23, 2001, to license its Secure ID encryption technology for $349.00 per year.

Media888 obtains most of the information on Quote888.com pursuant to these contractual agreements. As of the date hereof, Media888 believes it has satisfactory relationships with its suppliers of market data, financial programming and e-business services.

Our Competition

Media888 competes with a different set of competitors for each of Quote888.com and Mybiz888.com in its attempt at reaching the Chinese population in the United States and Canada.

Media888 is a relatively new entrant into online financial information and services market. As such, Quote888.com faces fierce competition from several more established providers. Quote888.com competes directly with Chinese-language providers of similar services such as ChineseInvestor.com, Quote123.com, Sina.com's finance channel and Yahoo's Chinese-language finance channel. Media888 believes that it can compete effectively with its competition because of the quality of the Web site, which Media888 believes is more user-friendly and easier to navigate. In addition, Quote888.com now offers a limited number of real-time quotes for free, which is something not offered by any of its Chinese-language competitors. Furthermore, Quote888.com is the only Web site that is focused exclusively on the Chinese population within the United States and Canada. Notwithstanding the foregoing, Quote888.com is a relatively new entrant into the market and does not have as many users as its competitor sites. Quote888.com's ability to compete with its competition depends upon factors that include the timeliness and accuracy of its content, the utility of its services and the effectiveness of sales and marketing efforts to increase its user base and generate revenues. Each of Quote888.com's competitors have longer operating histories, greater name recognition, larger customer bases and greater financial resources than does Quote888.com.

Media888 is also a relatively new entrant into to the online market for ebusiness tools and services. Other providers of similar services include MyComputer.com, Microsoft's BCentral, Bravenet.com, HitBox.com and Network Solutions. The competitive advantage Media888 offers is that Mybiz888.com is the only site presented in the Chinese language and that has a focus on the Chinese population within the United States and Canada. Additionally, because Mybiz888.com also offers Web development and maintenance services, Media888 competes with providers of similar services. The market for Web development services is extremely competitive, with hundreds of companies already offering similar services. Major English-language competitors include Verio and Rare Medium. However, companies focused on the Chinese population within the United States are limited to AsiaInfo and Sina.com. Media888 believes that its can compete successfully by offering high quality services, competitive pricing and flexibility for start-up companies and established companies. Notwithstanding the foregoing, however, each of Media888's competitors has a longer operating history, greater name recognition, a larger customer base and greater financial resources than does Media888.

Our Technology

Media888 has developed and has exclusive ownership rights to all data-serving software utilized on Quote888.com and all e-business services software utilized on Mybiz888.com. All market data-serving software utilized in Quote888.com has been created by and is owned by Media888. All e-business services software utilized in Mybiz888.com has been created by and is owned by Media888. Media888 is expanding its internal development to create new, and enhance existing services, tools and features for its Web sites.

Protection of Intellectual Property

Media888 relies primarily on a combination of copyrightable interests in software and trade secret laws, our user policy and restrictions on disclosure to protect its intellectual property, such as content, trademarks, trade names, trade secrets, and technology. Media888 enters into confidentiality agreements with its employees and consultants to control access to and distribution of its other proprietary information. To date, Media888 has not filed for protection of its copyright and other intellectual property interests. Accordingly, it may be possible for a third party to copy or otherwise obtain and use the content on its Web sites or other intellectual property without authorization. Media888's failure to protect its intellectual property in a meaningful manner could have a material adverse effect on its business and financial condition. In addition, Media888 may need to engage in litigation in order to enforce its intellectual property rights in the future, or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management and other resources, either of which could have a material adverse effect on Media888's business and financial condition.

Media888 also licenses certain data and content from third parties. There can be no assurance that the outcome of any litigation between such licensors and a third party, or between Media888 and a third party will not lead to royalty obligations for which Media888 is not indemnified or for which such indemnification is insufficient, or that Media888 will be able to obtain additional licenses on commercially reasonable terms, if at all. In the future, Media888 may seek to license additional technology or content in order to enhance current features on its Web sites or to introduce new services. There can be no assurance that any such licenses will be available on commercially reasonable terms, if at all. The loss of or inability to obtain or maintain any of these technology licenses could result in delays in introduction of new services until equivalent technology, if available, is identified, licensed and integrated.

Research and Development

From inception to December 31, 2000, Media888 spent approximately $130,000.00 on product development. During the first quarter of 2001 (January 1, 2001 to March 31, 2001), Media888 spent approximately $41,000.00 on product development. Media888's primary focus has been software development.

Employees and Consultants

To date, there are ten full-time (10) personnel dedicated to Media888's business, with five working in technical, product and content development, one in sales and marketing, two in customer support, and two in management and administration. Media888 has also retained one consulting executive to advise in the management of Media888 on a full-time basis. Media888 has never had a work stoppage and considers its employee relations to be good.

Media888 believes that its future success will depend in part on its continued ability to attract, integrate, retain and motivate highly qualified sales, technical, and managerial personnel, and upon the continued service of its key personnel. None of its personnel is bound by an employment agreement that prevents such person from terminating his or her relationship at any time for any reason. Competition for qualified personnel is intense, particularly in the Los Angeles, California area, where Media888's headquarters are located. There can be no assurance that Media888 will successfully attract, integrate, retain and motivate a sufficient number of qualified personnel to conduct its business in the future.

Reports to Security Holders

Media888 is subject to the informational requirements of the Securities Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, Media888 files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W. Washington D.C. 20549. The public may read and copy any materials filed by the small business issuer with the Securities and Exchange Commission at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

Risk Factors

Media888 Has a Limited Operating History Upon Which an Evaluation of its Prospects Can Be Made.

Media888 is at a relatively early stage in its development, as Mybiz888.com and Quote888.com did not commence operation until September 1, 2000 and November 1, 2000, respectively. Accordingly, extremely limited revenues have been generated from the operation of the Web sites, and Media888 has a limited history upon which an evaluation of its prospects can be made. Media888's prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as online services and commerce. These risks include Media888's position as a new entrant in an already competitive field, Media888's lack of significant industry relationships with third parties, and Media888's limited operating budget, which is further constrained by the absence of significant revenues.

Media888 Is Dependent On The Continued Services of its Management

Media888's performance is dependent on the continued services and performance of its management, upon which Media888 relies to oversee its growth and operations. The individuals comprising its management are Kenneth Yeh, Greg Amor, Qingkuang Yang and Eric Lo. With the exception of a one-year agreement with Greg Amor, its Chief Financial Officer, Media888 does not have long-term employment agreements with any of its key personnel and maintains no "key person" life insurance policies. The loss of the services of any member of its management team could have a material adverse effect on Media888's business, by requiring Media888 to reallocate significant time and financial resources to seek, attract, retain and thereafter integrate new members into the existing management team.

Media888 Will Need To Attract Qualified Technical and Other Personnel With Bilingual Skills

Media888's future success also depends on its ability to identify, attract, train, retain and motivate other highly skilled technical, managerial, marketing and customer service personnel. Competition for such personnel is intense, especially since many of these positions also require bilingual skills. In particular, Media888 has encountered difficulty in attracting a sufficient number of qualified software developers for its Web sites who also have Chinese language skills. Media888 has also had difficulty attracting and retaining individuals with strong translation skills who also have an understanding of the financial markets. The failure to retain and attract necessary personnel could have a material and adverse effect on Media888 by straining the capacity of its existing personnel base and limit its ability to manage growth efficiently.

Media888's Future Revenues Are Unpredictable and are Subject to Significant Fluctuation

Media888's revenues may fluctuate significantly in the future as a result of a variety of short-term and long-term factors. From inception to December 31, 2000, Media888 generated revenues of $21,751.00 and has current losses and an accumulated deficit of $314,888.00. During the first quarter of 2001 (January 1, 2001 to March 31, 2001), Media888 generated revenues of $19,089.00 and, as of March 31, 2001, had an accumulated deficit of $451,846.00. Immediate and ongoing factors that may impact revenue generation include: (i) the level of attractiveness of the demographic audience represented by Quote888.com and Mybiz888.com to potential advertisers; (ii) overall demand for online advertising; (iii) the level of advertising rates; (iv) Media888's ability to successfully negotiate and enter into Web development agreements which, as set forth in further detail in Management Discussion and Plan of Operation, is expected to be a primary source of revenue for Media888 during the next twelve months; (v) the amount and timing of costs related to, and the overall effectiveness of Media888's marketing efforts, which Media888 believes is important in growing and maintaining the usership of its Web sites; (vi) Media888's ability to enter into third party relationships that result in successful promotion of its Web sites by leading to corresponding increases in traffic, subscription fees and advertising (vii) Media888's ability to develop and implement successful subscription-based services; and (viii) increases in fees and costs incurred by Media888 in providing the services offered on its Web sites. From a long-term perspective, factors that may cause Media888's revenues to fluctuate include: (i) the evolution and future viability of Chinese-language portals within the United States and Canada; (ii) the demand for Internet-based finance-oriented content and services by the Chinese community in the United States and Canada; (iii) the evolution of Internet-based advertising; (iv) the evolution and future viability of e-business tools and services such as offered on Mybiz888.com; (v) Media888's ability to develop additional revenue streams as the Internet continues to evolve; and (vi) the acceptance of new services offered by Media888 or its competitors.

An Expanding Field of Competitors May Impact Media888's Ability to Attract and Retain an Audience

Many on-line and off-line providers of financial and business information and services compete for the attention and spending of consumers and advertisers. Media888 expects this competition to intensify further in the future. Furthermore, with respect to on-line providers, barriers to entry are relatively low, and current and new competitors can launch new sites at relatively low cost using commercially available software. Quote888.com competes, indirectly and directly, for advertisers, users and content providers with many types of companies, including the following: (i) publishers and distributors of traditional media, including television, radio and print, such as CNN, CNBC, and The Wall Street Journal; (ii) general purpose consumer online services such as America Online and Microsoft Network; (iii) online services or Web sites targeted to business, finance and investing needs, such as MarketWatch.com, TheStreet.com, Ragingbull.com, SiliconInvestor.com, MoneyCentral.com, and Quicken.com; (iv) online services targeted to the needs of the Chinese community such as Quote123.com, Sina.com's finance channel, Yahoo's finance channel, LycosAsia and ChineseMediaNet.com; (v) off-line publishers and distributors of traditional media targeted at the Chinese community, including television, radio and print, such as Chinese World, Chinese Daily and KSCI (regional television) and NATV (regional television); (vi) providers of terminal-based financial news and data, such as Bloomberg Business News, Reuters News Service, and Dow Jones Markets; and (vii) Web portals such as Excite, Inc., Infoseek Corporation, Lycos, Inc., Yahoo! Inc., and Netscape Communications Corporation. Mybiz888.com competes with such English-language online providers of similar services, including MyComputer.com, Microsoft BCentral, Bravenet.com, HitBox.com, Network Solutions and established software-based providers such as Microsoft, PeopleSoft and International Business Machines. Many of Media888's current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing, technical and other resources than Media888.

Media888's Inability to Successfully Develop its Brands and Maintain Brand Loyalty Will Significantly Impact its Ability to Generate Revenues.

Media888 believes that growing the strength of its brand names (Quote888.com and Mybiz888.com) is critical to achieving widespread acceptance of its Web sites within the Chinese community. In this regard, Media888 must successfully market and promote the Web sites and provide high quality content and services to maintain loyalty among its usership. Indeed, the ability to increase advertising revenues and subscription-based revenues depend on the success of the foregoing. Media888 believes that developing relationships with third party Web sites is critical aspect of brand development (see below). Media888's marketing budget is currently limited to $2,500.00, which is allocated for online advertising. See Management Discussion and Plan of Operation. In order to promote its brands, Media888 will need to increase its financial commitment to creating and maintaining brand loyalty among users by increasing and further developing its marketing budget and strategy. Media888 expects to increase its marketing budget within the next thirty (30) days to $15,000.00 per month, which will be allocated as follows: $2,500.00 for online advertising, $5,000.00 per month for advertising in Chinese-language newspapers, $2,500.00 for advertising is Chinese-language magazines and $5,000.00 per month for advertising during Chinese-language television programs. Media888 currently plans to increase its marketing budget at a conservative rate of twenty percent (20%) per month. Notwithstanding, however, to the extent that Media888 receives further investment or increased revenues from operations, Media888 plans to further increase its allocation of resources for marketing. Any such increase will emphasize traditional media. Media888 believes that it will be most effective in developing and maintaining its brand name through sustained and targeted advertising of Quote888.com and Mybiz888.com through television, radio and print (magazines and newspapers). In this regard, Media888 will focus on Chinese-language outlets within major metropolitan markets of the United States and Canada with a significant Chinese population, i.e, Los Angeles, New York, Vancouver, San Francisco, etc. There can be no assurance that brand promotion activities will yield increased revenues, or that any such revenues would offset the expenses incurred by Media888 in building its brands. Further, there can be no assurance that any new users to either Quote888.com or Mybiz888.com will utilize the services provided therein on a regular basis. If Media888 fails to promote and maintain its brands or incurs disproportionate expenses in an attempt to promote and maintain its brands or if Media888's existing or future third party relationships fail to promote its brands, or increase brand awareness, Media888's business and financial condition will be adversely affected in that resources devoted to such activities will not correspond, either directly or indirectly, to increases in revenue.

Capacity Constraints and/or System Interruptions May Harm Media888's Reputation as a Reliable Source of Information and/or Services.

Media888 expects the number of users on its Web sites to experience continued increases over time as it seeks to further increase its user base. Although Media888 is currently operating at twenty percent (20%) of its bandwidth capacity and ten percent (10%) of its server capacity, the Web sites may need to accommodate a higher volume of traffic in the future. The Web sites may experience slower response times or other problems for a variety of reasons. Any system interruptions that result in the unavailability of its services or reduced activity would diminish Media888's attractiveness as a source of information and services. Media888 has experienced periodic system interruptions (identified below), which it believes will continue from time to time. Any substantial increase in the volume of traffic on Media888's Web sites will require Media888 to upgrade its technology, processing systems and network infrastructure. Additionally, any failure by Media888 to add additional software and hardware or to develop and further upgrade its existing technology or network infrastructure to accommodate increased traffic or increased transaction volume or to provide new features or functionality may cause unanticipated system disruptions, slower response times, degradation in levels of customer service, impaired quality of the user's experience on the Web sites, and delays in reporting accurate information. Furthermore, although Media888 works to prevent unauthorized access to its data, it is impossible to completely eliminate this risk.

System Failures May Harm Media888's Reputation as a Reliable Source of Information and/or Services.

Media888's success depends on the efficient and uninterrupted operation of its computer and communications systems and that of any third party providers of such systems. Media888 also depends on information providers to provide information and data feeds on a timely basis. The Web sites could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information. In addition, Media888's users depend on Internet service providers, online service providers and other Web site operators for access to its Web sites. These systems and operators are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures, break-ins, sabotage, intentional acts of vandalism and similar events. Each of them has experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to Media888's systems in the future. In particular, Media888 previously experienced a network interruption from its ISP (MCI-Worldcom) that was caused by a severed fiber in Atlanta. However, because the interruption in service did not last more than few hours, its impact on Media888's business was not material. Media888 does not presently have fully redundant systems, a formal disaster recovery plan or alternative providers of services and does not carry sufficient business interruption insurance to compensate it for any losses that it may incur. These types of occurrences could cause users to perceive the Web sites as not functioning properly, and therefore cause them to use other methods to obtain their business and financial information and services. In the case of repeated or persistent system failures, Media888's reputation and name brand could be materially adversely affected. Although Media888 has implemented certain network security measures, its servers are also vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to render services, any and all of which could have a material adverse effect on Media888's reputation, expose Media888 to liability and negatively affect its overall financial condition as a result.

Media888's Low Insurance Policy Limits May Cause Media888 to Incur Costs and Expenses for Liabilities That Exceed Such Limits.

Media888 has maintained, since June 6, 2000, a general commercial liability insurance policy through State Farm with Scottsdale Insurance Company. The aggregate limit on the policy is $1,000,000.00 during any twelve (12) month period. Pursuant thereto, Scottsdale will pay those sums which it becomes legally obligated to pay because of bodily injury or property damage. Scottsdale has the right and duty to defend Media888 against any suit seeking such damages. However, the right and duty to defend ends when Scottsdale has used up the applicable limit during any twelve (12) month period. As such, Media888's policy may not adequately cover it for liabilities that exceeds this amount. Media888 is also not covered for acts that infringe upon the rights and property of third parties during the course of advertising. Media888 also maintains commercial property coverage with a limit of $50,000.00. In the event of loss, Media888 will be paid within thirty (30) days after providing adequate proof of said loss.

Any Compromise of Secure Transmission of Confidential Information May Harm Media888's Reputation and/or Subject Media888 to Litigation and Costs Associated Therewith.

The need to securely transmit confidential information over the Internet has been a significant barrier to electronic commerce and communications over the Internet. Media888 currently relies on encryption technology licensed from Verisign to effect secure transmission of customer credit card information. Although Media888 has not experienced any compromise or breach of security, there can be no assurance that advances in computer capabilities, new discoveries in the field of cryptology, or other events or developments will not result in a compromise or breach of the technology used by Media888 to protect consumer transaction data. If any such compromise or breach of the technology used by Media888 were to occur, it could be harmful to Media888's reputation and reduce confidence in Media888's ability to conduct Internet-based commerce effectively and confidentially. Furthermore, a party who is able to circumvent Media888's security measures could misappropriate proprietary information or cause interruptions in Media888's operations. Media888 may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of transactions conducted on the Internet and other online services and the privacy of users may also inhibit the growth of the Internet and other online services generally, and the Web in particular, especially as a means of conducting commercial transactions. To the extent that activities of Media888 involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage Media888's reputation and expose Media888 to a risk of loss or litigation and possible liability. Media888's insurance policies carry low coverage limits, which may not be adequate to reimburse Media888 for losses caused by security breaches.

Unauthorized Access to and/or Disclosure of Personal Information About Our Users. May Harm Media888's Reputation and Subject Media888 to Litigation and Costs Associated Therewith

Media888 has a privacy policy displayed on its Web sites. It is Media888's policy not to willfully disclose any individually identifiable information about any user to a third party without the user's consent. This policy is accessible to users of Media888's services when they initially register. Although Media888 has not experienced any breach of its policy or of network security, if third persons are able to penetrate Media888's network security or otherwise misappropriate user personal information or credit card information, Media888 could be subject to liability. These could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. They could also include claims for other misuses of personal information, such as for unauthorized marketing purposes.

Media888 May Be Subject to Litigation and Potential Liability for Information Displayed on Our Websites that Infringe Upon the Rights of Third Parties.

The law relating to the liability of online services companies for information carried on or disseminated though their services is currently unsettled. Media888 may be subjected to claims, under the laws of the United States or under the laws of foreign jurisdictions, for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement or based on other theories relating to the nature and content of the services and information disseminated on Media888's Web sites. These types of claims have been brought, sometimes successfully, against online services as well as other print publications in the past. Media888 may also be subjected to claims based upon the content that is accessible from its Web sites through links to other Web sites.

Item 2: MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Management's Overview of Media888's History

Media888 is engaged in the development and operation of its two Web sites, Mybiz888.com and Quote888.com, which provide Internet-based finance and business content and services for the Chinese community of the United States and Canada. The Web sites are located at www.mybiz888.com and www.quote888.com.

Media888 commenced operation on June 1, 2000 and concluded its fiscal year on December 31, 2000. During this period, operating activities consisted primarily of developing Mybiz888.com and Quote888.com, and the systems and infrastructure necessary to support them. Mybiz888.com and Quote888.com were launched on September 1, 2000 and November 1, 2000, respectively.

Media888 entered into a renewable one (1) year written agreement with Open SRS (a division of Tucow, Inc.) on August 2, 2000 to provide domain names to Media888 for a standard fee of $10.00 per domain name.

Media888 entered into a two (2) year distribution license agreement with S&P Comstock, Inc. on October 9, 2000 and corresponding vendor agreements with NYSE, NASDAQ and AMEX in order to receive delayed and real-time stock quotes for Quote888.com.

The S&P Comstock agreement grants to Media888 a non-exclusive license and provides the feed for the distribution of delayed and real-time data from the NYSE, NASDAQ and AMEX through the World Wide Web on Quote888.com. Media888 pays a minimum monthly fee of $5,000.00 for this service. S&P Comstock also charges Media888 a fee of $0.003 per quote in connection with real-time quotes such that for each real-time quote requested by a Quote888.com user, Media888 is charged a fee of $0.003 ("Real-Time Fees"). No fees are incurred in connection with delayed quotes. Media888's monthly fees to S&P Comstock is the greater of $5,000.00 or the Real-Time Fees.

Media888 entered into an agreement with NYSE on November 10, 2000, authorizing Media888 to receive NYSE and AMEX data from S&P Comstock. The agreement provides for a monthly fee of $675.00. In addition, Media888 incurs a per quote charge of $0.0075 per real-time quote. However, Media888 may not be charged more than $1.00 per month for any individual user (all Quote888.com users who utilize the real-time quote service are registered users whose requests for real-time quotes are tracked).

On November 10, 2000, Media888 entered into an agreement with NASDAQ authorizing Media888 to receive NASDAQ data from S&P Comstock. The agreement provides for a monthly fee of $500.00. In addition, Media888 incurs a per quote charge of $0.005 per real-time quote. However, Media888 may not be charged more than $1.00 per month for any individual user (all Quote888.com users who utilize the real-time quote service are registered users whose quote activity is tracked).

On October 10, 2000, Media888 entered into a one (1) year renewable content agreement with Sina.com, pursuant to which it currently pays to Sina.com $2,500.00 per month for online advertising.

Media888 entered into a two (2) year renewable distribution agreement with COMTEX News Network, Inc. on October 24, 2000 for the distribution of financial news on Quote888.com. Media888 pays a monthly fee of $2,000.00 in connection therewith.

Media888 entered into a one (1) year renewable license agreement with Zacks Research Investment, Inc. on December 5, 2000, to receive certain data utilized by Media888 in providing research material and analytical tools on Quote888.com. Media888 pays a monthly fee of $2,000.00 for the service.

On December 11, 2000, Media888 entered into a one (1) year renewable content license agreement with Yahoo! The agreement does not provide for monetary payment by either party to the other.

Media888 entered into a renewable one (1) year written agreement with Verisign on February 23, 2001, to license Verisign's Secure ID encryption technology for a fee of $349.00 per year.

For fiscal year ending December 31, 2000, Media888 generated revenues of $21,751.00, which were allocated as follows: $20,900,00 for Web development and maintenance services ($14,175.00 for development services and $5,725.00 for maintenance services), $415.00 for domain name registration services and $236.00 for e-business tools. Media888 incurred operating expenses of $164,502.00 and marketing costs of $46,867.00. As of December 31, 2000, Media888 had a cash balance of $92,095.00 and current assets of $101,282.00.

Media888 incurred Web site development costs of $120,112.00, which have resulted in the development of two fully operational Web sites, www.quote888.com and www.mybiz888.com, offering the services set forth in detail in the Description of Business. As of December 31, 2000, Media888 had not capitalized Web development costs; rather, Web development costs were expensed as they were incurred. Media888 did not incur costs in connection with the development of other Web sites. Subsequent to December 31, 2000, Media888 has implemented Policy 002 of the Emerging Issues Task Force and will be capitalizing Web development costs incurred by Media888 consistent with such Policy. Specifically, computer software costs incurred in the preliminary stages of development will be expensed as incurred. Once an application has reached the development stage, internal and external costs will be capitalized. Such costs include, but are not limited to, external direct costs and services, payroll and payroll-related costs, and interest costs incurred while developing internal use software. All capitalized costs will be amortized on a straight-line basis over a four-year period.

During the quarter ending March 31, 2001, Media888 generated revenues of $19,325.00, which were allocated as follows: $3,285.00 for Web maintenance services, $615.00 for domain name registration services and $285.00 for e-business tools, $15,000.00 for advertising services on Quote888.com and $70.00 for subscription-based services on Quote888.com. Media888 incurred operating expenses of $106,384.00 and marketing costs of $16,750.00. As of March 31, 2001, Media888 had a cash balance of $188.00 and current assets of $18,518.00.

Pursuant to Policy 002 of the Emerging Issues Task Force, Media888 incurred software development costs of $41,216.00 during the quarter ending March 31, 2001. Such costs have been characterized in its financial statements as assets and are being capitalized and, in accordance therewith, are being amortized on a straight-line basis over a four-year period. This has resulted in accumulated depreciation of $2,576.00 and net software development costs of $38,640.00.

Media888 is in the process of raising $750,000.00 in additional capital through a Regulation D, Rule 504 offering at a per share price of $1.00. As of December 31, 2000, Media888 had raised and received $130,000.00 in cash. Subsequent thereto, Media888 raised an additional $560,000.00. It received $60,000.00 of that amount in cash prior to March 31, 2001. Although Note 1 of Media888's financial statements for the quarter ending March 31, 2001 states that $500,000.00 in cash was expected to be received on May 25, 2001, Media888 has granted an extension from such date and expects to receive $500,000.00 in June, 2001. Management believes, and therefore represents, that the monies raised will allow Media888 to satisfy its cash requirements until December 31, 2001 without additional revenues.

Thereafter, Media888 may need to look to other sources of capital, including bank or other lender financing and the issuance of common stock, preferred stock or debt securities. Media888's inability to obtain such financing within a reasonable time and upon reasonable terms will raise substantial doubt about Media888's ability to continue future operations.

Media888 has outstanding loans of $20,000.00 from Richard Manley and $140,000.00 from WGN Enterprises, Ltd. Greg Amor is the beneficial owner of WGN Enterprises, Ltd. Both Mr. Amor and Mr. Manley are shareholders of Media888. These loans are repayable on June 30, 2001, and bear interest at 8% per annum. If Media888 is unable to repay these loans, they are convertible to common shares at a rate of $0.875 per share. Media888 has an additional outstanding loan of $20,000.00 from WGN Enterprises, Ltd. The loan has a maturity date of June 30, 2001 and bears interest at 8% per annum.

Summary of Business Development During the Next Twelve Months.

In light of the fact that Media888 has not generated significant revenue or incurred significant costs, and due to its extremely limited operating history, prior year comparisons of Media888's financial results are neither possible nor would they be indicative of future performance. Furthermore, because Media888 does not have an operating history that revenue projections can be compared to or upon which any level of accuracy can be based, management believes that revenue projections for the following twelve months would be speculative and of little import. Accordingly, management shall focus its discussion of Media888's plan of operation, in accordance with Item 303(a)(ii) of Regulation S-B, on the development of the business during the next twelve months.

Management will focus its resources during the following twelve months in the following areas:

Ongoing Development of the Quote888.com Web site. Management believes that the quality of Quote888.com compares favorably with that of its competitors, in terms of the design and layout of the site, the software technology developed and utilized in connection with the site, and the breadth and quality of information available on the site. Management believes that, in order to effectively market Quote888.com as a quality destination for the consumption of online finance-oriented information and services in Chinese, Media888 must continue to improve on and expand the scope of information and services available. This includes the development of increasingly specialized and detailed informational services designed to provide users with unbiased assistance in connection with market-related decision-making. In addition to developing these services within the company, management will seek to enter into relationships with reliable third party providers of content and services that management believes will be useful and valuable to Quote888.com users and will facilitate development of the Quote888.com brand. Management will utilize care is selecting quality third-party providers. Management plans to market Quote888.com to the Chinese community by maintaining its online presence with Sina.com and Yahoo!, and developing and implementing a traditional media marketing campaign within the major metropolitan markets of the United States and Canada. (See marketing strategy below). As Web site traffic grows, management believes that Media888 will be able to generate greater revenues from advertising, which includes online advertising, direct email marketing for third parties through Quote888.com's opt-in database of registered users and referral fees. As required, management also plans to hire up to three (3) marketing and sales professionals within the next twelve (12) months, who will seek to develop such revenue streams, as well as generate clientele for Quote888.com's content and software licensing services.

Mybiz888.com Web Development Services. Management believes that resources devoted to Mybiz888.com should be focused on generating revenues from providing Web development and maintenance services. Because of the increasing relevance of the Internet as an information medium and a platform to conduct commerce, management believes that the demand for technology will continue to experience overall growth during the next twelve months. Management also believes that, while there are numerous providers of Internet-based technology services, Media888 offers a high quality product, competitive pricing and expertise, both in finance-related Web development (through Quote888.com) and the Chinese-language. Such expertise will be marketed to traditional and e-business that has or is contemplating a related presence on the Web. As stated previously, management plans to hire up to three (3) marketing and sales professionals during the next twelve months. Their duties during the next twelve months will also encompass the development of business relationships with companies that can utilize Media888's Web development services.

Ongoing Development of Other Services. Although Media888 will focus proportionately greater resources during the next twelve months in the areas set forth above, management believes that it is important to continue development and marketing of all other areas of Quote888.com and Mybiz888.com. Management will seek economically efficient ways to develop and promote these areas.

Marketing Strategy

Our marketing strategy has focused on developing content-based relationships with third party Web sites. We currently market Quote888.com through Yahoo! and Sina.com, both of which feature Quote888.com content and provide a direct link from those sites to Quote888.com. We currently market Mybiz888.com through Sina.com, which has developed and devoted an area within the business channel of Sina.com, mybiz888.sina.com, to offering Mybiz888.com e-business services. During the next twelve months, management expects to continue and possibly expand its respective relationships with Sina.com and Yahoo!

In addition, management plans to initiate a sustained marketing campaign beginning June 1, 2001, by allocating $15,000.00 per month to marketing the Web sites, increasing thereafter at a rate of 20% per month. Management plans to allocate its resources as follows: $2,500.00 for online advertising, $5,000.00 to Chinese-language newspapers, $2,500.00 to Chinese-language print magazines and $5,000.00 to television advertising. To the extent that Media888 is able to receive additional capital, whether through investment or revenues, management plans to devote additional resources toward further development of its marketing strategy, which will focus during the next twelve months on Quote888.com and the Web development services offered through Mybiz888.com. Management believes that online marketing can be accomplished by Media888 without expending significant financial resources, and does not plan to devote additional resources toward online advertising. Rather, management plans to continue to pursue cooperative relationships with third party Web sites on terms similar to that it has already negotiated with e21 Corp., Chinese News Net, Inc., and Momentum Internet Corp.

As indicated by the numbers in the preceding paragraph, management will devote the majority of its financial resources towards the development of a traditional media marketing campaign. Media888 believes that it will be most effective in developing and maintaining its brand name through sustained and targeted advertising of Quote888.com and Mybiz888.com through television, radio and print (magazines and newspapers). In this regard, Media888 will focus on Chinese-language outlets within major metropolitan markets of the United States and Canada with a significant Chinese population, i.e, Los Angeles, New York, Vancouver, San Francisco, etc.

To the extent that funds are limited due to lack of revenues or issues related to financing, management will pare down its traditional marketing campaign accordingly, and step up efforts to promote its Web sites through more cost-effective methods. Such methods would encompass increased efforts to enter into agreements with third party Web sites on terms such that Media888's Web sites receive exposure and are promoted with little or no financial cost to Media888, i.e., Media888 may license its content and/or services lieu thereof. They would also include amplified efforts by management to contact potential clients directly to market its Web development services.

Anticipated Revenue Streams for Quote888.com

Although management anticipates that Quote888.com will derive most of its revenues from advertising sales, it expects to generate revenues during the next twelve (12) months from the following revenue streams: (i) subscription fees; (ii) content licensing fees; (iii) software licensing fees; (iv) advertising sales; and (v) referral fees.

Quote888.com currently offers premium subscription services for unlimited real-time quotes at a rate of $9.99 per month. It currently has seven (7) subscribers for this service. Media888 plans to develop, make available and promote additional subscription-based services on an ongoing basis.

Quote888.com plans to license its proprietary content to Chinese-language Web sites for fees ranging from $3,000.00 to $5,000.00 per month, based on the content being licensed and the terms of the agreement. Management also plans to license its software applications for Quote888.com to other finance-oriented Web sites. Licensing fees will range from $2,000.00 to $10,000.00 per month.

Management plans to generate revenue from banner advertising, with CPM rates ranging from $15.00 to $25.00 for rotating banners, $2,000.00 to $8,000.00 per month for static advertising, and customized pricing for sponsorships. For definition of CPM, see Revenue Generation Strategy for Quote888.com. Management also plans to introduce targeted database marketing, but has not yet formulated a price structure.

Management plans to develop revenue opportunities from transaction fees. In this regard, management seeks to enter into relationships with third-party advertisers, whereby Media888 receives a fee each time a Quote888.com user clicks on a banner advertisement displayed on Quote888.com, is transferred to the third party site and thereafter enters into a transaction, i.e., purchases a product or service, on the third party site.

Anticipated Revenue Streams for Mybiz888.com

Media888's management estimates the following revenue streams for Mybiz888.com during the next twelve (12) months: (i) incorporation services; (ii) domain name registration; (iii) Web site hosting; (iv) e-business tools; (v) advertising sales; and (vi) Web development services.

As set forth above, management does not expect that significant revenues will be generated by Mybiz888.com during the next twelve (12) months from revenue streams (i) through (v) above. Management believes that, in order to generate significant revenues from these services, Media888 would need to expend considerable resources in developing an audience, and in marketing the utility of those services to that audience. Media888 does not presently have the resources to do so. Rather, management believes that resources devoted to Mybiz888.com should be focused on generating revenues from providing Web development and maintenance services. Because of the increasing relevance of the Internet as an information medium and a platform to conduct commerce, management believes that the demand for technology will continue to experience overall growth during the next twelve (12) months. Management also believes that, while there are numerous providers of Internet-based technology services, Media888 offers a high quality product, competitive pricing and Chinese-language expertise. Such expertise will be marketed to traditional and e-business that has or is contemplating a Chinese-language presence on the Web.

Media888 charges $500.00 per incorporation or LLC formation. Media888 outsources the actual services through Corporate Creations Enterprises, Inc. ("Corporate Creations"), with which Media888 has a verbal agreement. Corporate Creations charges Media888 a $99.00 service fee per incorporation and LLC formation, in addition to state filing fees (which vary in each state). Media888 retains the balance.

Media888 charges the following fees for its subscription-based e-business tools:

<table>
(ii)	customizable message boards	$19.95 per month
(iv)	shopping cart	$39.95 per month
(vi)	search engine submission tool	$9.95 per month
(vii)	polling tool	$14.95 per month
(ix)	bad link repair tool	$19.95 per month

</table>

Romanettes (ii), (iv), (vi), (vii) and (ix) correspond to the description of the ebusiness Web site tools in Media888's Description of Business. Except as set forth above, Media888 does not currently charge a fee for the other e-business Web site tools available on Mybiz888.com. Media888 will continue to offer the remaining tools free of charge in order to generate traffic and use of Mybiz888.com services.

Media888 charges a fee of $35.00 for the registration of domain names. Media888 has a one-year renewable written agreement with Open SRS, which provides the domain names to Media888 for a standard fee of $10.00 per domain name.

Media888 offers Web-hosting services for $19.95 per month.

Management does not expect more than modest revenue from advertising sales on Mybiz888.com because, as a B2B service site, it is not designed to generate high traffic levels or, consequently, advertising sales. Because Mybiz888.com's registered user database is relatively small, management does not believe that targeted marketing will generate significant revenues during the next twelve months.

Item 3. DESCRIPTION OF PROPERTY

Media888 owns no real estate and maintains its executive offices at 9420 Telstar Avenue, Suite 211 El Monte, CA 91731, which premises have 2,085 square feet and have been leased for two (2) years by Media888, ending May 31, 2002.

Item 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Securities Ownership of Certain Beneficial Owners and Management

<table>
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Ownership	Percent of Class
Common	Richard Manley 745 West Glenoaks Boulevard Glendale, CA 91201	900,000	7.5%
Common	Joseph Puglia 1362 Green Lane La Canada, CA 91011	750,000	6.2%
Common	Glen Watson 1505-1331 Homer Street Vancouver, B.C. V6B 5M5	900,000	7.5%
Common	Kenneth Yeh President, Chairman 9420 Telstar Avenue, Suite 211 El Monte CA 91731	5,864,700	48.9%
Common	Greg Amor CFO 500 108th Avenue NE Suite 1710 Bellevue, WA 98004	375,000	3.1%
Common	Amitesh Damudar 8909 Wonderland Park Avenue Los Angeles, CA 90046	869,800	7.2%
Common	Eric M. Lo 1252 Huntington Drive San Marino, CA 91108	205,000	1.7%
Common	Qingkuang Yang 2542 Edwards, Apt 11 South El Monte, CA 91108	205,000	1.7%
Common	Officers and Directors, as a group	6,649,700	55.4%

</table>

Media888 is unaware of any arrangements at this time that would result in a change of control.

Item 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Set forth below are the names, ages, positions and business experience of the executive officers and directors of Media888. All directors hold office until the next annual meeting of the Company's shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. No family relationship exists between the executive officers and directors of the Company.

Kenneth Yeh, President, Secretary and Chairman of the Board, age 25, has been involved with the Company since its inception. From October 1999 to August 2000, Mr. Yeh was a principal engineer at Mariner Networks, Inc., a network software company engaged in the development of broadband access concentrators for wide area networking (WAN) communities, which provides mid-sized companies with economically viable access to broadband services. Its products, sold to OEMs, service providers and end-users through offices in the United States and Europe, allow integration of voice, data and video networks onto a single WAN backbone. From July 1997- October 1999, Mr. Yeh served as a senior software engineer at Nortel Networks, Inc., a global leader in telephony, data, wireless and wireline solutions for the Internet. Mr. Yeh holds a B.S. degree in Computer Science & Engineering from the University of California, Los Angeles (1997) and an M.S. in Computer Science (Software Engineering) from the University of Southern California (1999).

Greg Amor, Chief Financial Officer, age 44, resigned from his position as Secretary and Director on October 15, 2000. Mr. Amor is an experienced venture capitalist and has been a director or senior officer of numerous public companies since 1985. From January 1997 to the present, Mr. Amor has served as President of Resource Management, Ltd., in which capacity he provides administrative, accounting and management-related consulting services. From March 2000 to August 2000, Mr. Amor also served as Chief Financial Officer of Light Management Group Inc., a publicly-traded company engaged in the development of an acoustic-laser switch for fiber optic cable communications. Mr. Amor has also served as a director with Okak Bay Resources, Ltd. (February 1996-March 2000), Golden Cariboo Resources, Ltd (April 1997-present) and Double Creek Mining, Ltd (March 1987-present), each of which are engaged in mineral resource exploration in Canada and are publicly traded on the CDNX. Mr. Amor holds a Licenciate in Accounting degree and the professional designation of Chartered Accountant.

Qingkuang Yang, Director, age 28, has been involved with the Company since its inception. Mr. Yang previously served as a software engineer for Unlocked, Inc., an Internet-based provider of e-commerce solutions, Web site design and database integration services (August 1998- August 1999). Mr. Yang has subsequently been responsible for the design and site architecture of several well-known Asian Internet sites. His repository includes an Internet-based Asian financial information provider, ChuMD.com (http://www.chumd.com), an on-line medical and healthcare information and services company serving the global Chinese community, and DocFoot.com (http://www.docfoot.com), a podiatrist web-site. Mr. Yang holds a B.S. in Computer Science from Western Michigan University (1998).

Eric Lo, Director, age 25, has been involved with the Company since its inception. Mr. Lo previously served as a senior software engineer at Nortel Networks form May 1998-March 2000, in which capacity he was responsible for the design and development of digital communications systems. Nortel Networks is a global leader in telephony, data, wireless and wireline solutions for the Internet. Mr. Lo holds a B.S. degree in Computer Science from the University of California, Los Angeles (1998).

Item 6. EXECUTIVE COMPENSATION

Greg Amor, Media888's Chief Financial Officer, entered into a one-year employment agreement, dated October 15, 2000, receives an annual salary of $60,000.00 as compensation for his services.

Since June 1, 2000, Ken Yeh has received an annual salary of $70,000.00, and serves without an employment agreement.

No other Officers or Directors received compensation during the period ending March 31. 2001.

Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

WGN Enterprises, Ltd. ("WGN") executed a loan agreement with Media888 on August 30, 2000, in the amount of $140,000.00, with a maturity date of June 30, 2001, and an interest rate of 8% per annum, compounded monthly. Greg Amor, Chief Financial Officer, is the beneficial owner of WGN. Upon maturity, WGN has the right, at its option, to require Media888 to convert the unpaid principal balance and accrued interest into shares of common stock at a price of $0.875 per share, for a total of 160,000 shares.

Richard Manley, a shareholder, executed a loan agreement with Media888 on July 12, 2000, in the amount of $20,000.00, with a maturity date of June 30, 2001, and an interest rate of 8% per annum, compounded monthly. Upon maturity, Mr. Manley has the right, at his option, to require Media888 to convert the unpaid principal balance and accrued interest into shares of common stock at a price of $0.875 per share, for a total of 22,857 shares.

Item 8. DESCRIPTION OF SECURITIES

The authorized capital stock of Media888 is 100,000,000 shares, divided into 70,000,000 common shares with a par value of $0.001 per share and 30,000,000 preferred shares. As of March 31, 2001, a total of 12,000,697 common shares were issued and outstanding. A description of the common share rights is set forth below:

Change in Control Provisions

Article VI of Media888's Articles of Incorporation requires an affirmative vote by at least three-quarters of the value of its shares or a class of shares or of its creditors to approve a proposed reorganization between Media888 and its creditors or any class of creditors, or between Media888 and its shareholders or any class of shareholders.

Article II Section 5 of Media888's Bylaws allows the Board of Directors to close the stock transfer books for up to sixty (60) days for the purpose of determining who is entitled to receive notice of any meeting of shareholders or any adjournment thereof, vote at any meeting, any dividends, or to receive the allotment of rights for the purpose of making necessary determinations in connection with a change or conversion or exchange of capital stock.

Takeover provisions

There are no anti-takeover provisions in Media888's Articles of Incorporation or its Bylaws.

Voting Rights: Each common share shall have one (1) vote on all matters coming before meetings of shareholders and there shall be no preference or limitation or restrictions thereon beyond those required by law, or by written agreement of all shareholders.

Dividends: Media888 may pay dividends declared in cash, in property, in obligations of Media888 or in shares of the capital stock.

Preemptive rights: There are no preemptive rights for holders of common or preferred stock.

Media888 is authorized to issue preferred shares, although none have been issued at this time. While Media888 is allowed to establish specific rights as to any preferred shares, it has not done so, and has no plans to establish such rights at this time.

PART II

Item 1. MARKET PRICE OF AND DIVIDENDS ON THE ISSUER'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Issuer's stock is currently not traded on any public trading markets.

The Issuer has an outstanding loan of $20,000.00, which is convertible into shares of common stock at a price of $0.875 per share on June 30, 2001, for a total of 22,857 shares that are convertible into common equity of the Issuer.

The Issuer has an outstanding loan of $140,000.00, which is convertible into shares of common stock at a price of $0.875 per share on June 30, 2001, for a total of 160,000 shares that are convertible into common equity of the Issuer.

There are no shares that could be sold pursuant to Rule 144 under the Securities Act or that the Issuer has agreed to register under the Securities Act for sale by security holders.

There are no shares that are being or have been proposed to be publicly offered by the Issuer, the offering of which could have a material effect on the market price of the Issuer's common equity.

There are currently approximately 302 holders of Media888's common stock.

Media888 has not paid out any dividends to shareholders in the past two years. There are no restrictions that would limit the ability of Media888 to pay dividends on common equity. Media888 does not anticipate paying dividends for the foreseeable future.

Item 2. LEGAL PROCEEDINGS

Media888 knows of no legal proceedings to which it is a party or to which any of its property is the subject which are pending, threatened or contemplated. There are no unsatisfied judgments against Media888.

Item 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Not applicable.

Item 4. RECENT SALES OF UNREGISTERED SECURITIES

On July 12, 2000, Media888 executed a loan agreement with Richard Manley in the amount of $20,000.00, with a maturity date of June 30, 2001. The interest rate of 8% per annum is compounded monthly. Upon maturity, Mr. Manley has the right, at his option, to require Media888 to convert the unpaid principal balance and accrued interest into shares of common stock at a price of $0.875 per share, for a total of 22,857 shares.

On August 30, 2000, Media888 executed a loan agreement with WGN Enterprises, Ltd. ("WGN") in the amount of $140,000.00, with a maturity date of June 30, 2001. The interest rate of 8% per annum is compounded monthly. Upon maturity, WGN has the right, at its option, to require Media888 to convert the unpaid principal balance and accrued interest into shares of common stock at a price of $0.875 per share, for a total of 160,000 shares.

Item 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 561 of the Michigan Compiled Laws, Corporation Act, states as follows:

Sec. 561. A corporation has the power to indemnify a person who was or is a party or is threatened to be made a party to a threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal, other than an action by or in the right of the corporation, by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, whether for profit or not, against expenses, including attorneys' fees, judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit, or proceeding, if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. The termination of an action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and, with respect to a criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

PART F/S

The following financial statements are attached hereto and incorporated herein by this reference:

(i) Financial Statements and Supplementary Information of MEDIA888, Inc. as of March 31, 2001.

PART III

The following exhibits are filed as a part of this Registration Statement:

<table>

<tc>
Exhibit Number	Description
2.1	Articles of Incorporation
2.2	By-Laws
6.1(i)	Employment Contract with Ken Yeh
6.1(ii)	Employment Contract with Greg Amor
6.1(iii)	Subscriber Agreement
6.1(iv)	Registration Service Provider Agreement
8.1	Agreement and Plan of Merger
10.1	Consents of Accountants and Counsel Consents of Underwriters
11.1	Opinion Regarding Legality
15.1	Additional Exhibits Financial Statements, as listed in Part F/S above.
99	Other Exhibits -Table: Securities Ownership and Certain Beneficial Owners

</table>

Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIA888, INC.

Date: June 4, 2001

/S/ KENNETH YEH

President, Chairman of the Board